9250 NW 36th St., Suite 420
Doral, FL 33178
Telephone: (612) 238-1321
www.neuehealth.com

March 27, 2025

Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Shane Callaghan

Re:          NeueHealth, Inc.
Schedule 13E-3/A filed March 14, 2025
File No. 005-92640
Revised Preliminary Proxy Statement on Schedule 14A filed March 14, 2025
File No. 001-40537

Dear Mr. Callaghan:

On behalf of NeueHealth, Inc. (the “Company”), we acknowledge receipt of the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company, dated March 20, 2025, with respect to the above-referenced Schedule 13E-3/A filed with the Commission on March 14, 2025 (the “Schedule 13E-3/A”), and the above-referenced Revised Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 14, 2025 (the “Revised Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Preliminary Proxy Statement (the “Second Amended Preliminary Proxy Statement”) and the Company and the other filing persons are filing Amendment No. 2 to the Schedule 13E-3 (the “Second Amended Schedule 13E-3”).  The Second Amended Preliminary Proxy Statement and the Second Amended Schedule 13E-3 reflect revisions in response to the Staff’s comments and certain other updates and revisions.

Securities and Exchange Commission
March 27, 2025

For your convenience, each response is prefaced by the Staff’s corresponding comment included in the letter received from the Staff in bold, italicized text. Unless otherwise noted, the page numbers in the headings below refer to pages in the Revised Preliminary Proxy Statement, while the page numbers in the responses under the headings refer to pages in the Second Amended Preliminary Proxy Statement or the Second Amended Schedule 13E-3, as applicable. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Second Amended Preliminary Proxy Statement.

Schedule 13E-3/A and Revised Preliminary Proxy Statement on Schedule 14A, each filed on March 14, 2025

General

1.	Please revise to mark the cover page of the Proxy Statement as a “Preliminary Copy,” as required by Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE: In response to the Staff’s comment, the Company has revised the cover page of the Second Amended Preliminary Proxy Statement to mark the cover page as a “Preliminary Copy” as required by Rule 14a-6(e)(1) of Regulation 14A.

2.
We reissue prior comment 14 in our letter dated February 21, 2025. We are unable to agree that the summaries of the presentations filed as Exhibits (c)(2) – (c)(5) to the Schedule 13E-3 on pages 25-27 of the Proxy Statement are detailed enough to contain the information required by Item 1015(b)(6) of Regulation M-A. We note that your response indicates that the presentations dated August 5, 2024 and August 16, 2024 are not material to the Merger because they relate to prior offers by NEA at proposed prices per share that are materially different from the Merger Consideration. However, Item 1015(a) of Regulation M-A and Item 9 of Schedule 13E-3 require disclosure about any report, opinion or appraisal materially related to the transaction as a whole. We also note that your response states that the presentations dated August 5, 2024, August 16, 2024, and August 27, 2024 were “simply updates of the supplemental premiums paid analysis contained in the appendix of Lincoln’s presentation dated August 1, 2024.” Please revise to summarize how each of these three presentations updated the original, August 1 premiums paid analysis.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure within the section of the Second Amended Preliminary Proxy Statement entitled “Special Factors – Background of the Merger” on pages 25 – 27 to expand the summary of the August 1, 2024 presentation.

The Company respectfully reiterates its view that the materials dated August 5, 2024 (Exhibit (c)(3) to the Amended Schedule 13E-3), August 16, 2024 (Exhibit (c)(4) to the Amended Schedule 13E-3), and August 27, 2024 (Exhibit (c)(5) to the Amended Schedule 13E-3) were not “materially related to the transaction as a whole” so as to require a summary described by Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A, and  should not fairly be characterized as “reports,” “opinions” or “appraisals”.   In each case, the Special Committee requested that Lincoln update the data relating to historical premiums paid in certain healthcare transactions through the date of the materials.  Consistent with market practice and sound valuation practices, Lincoln never considered the premiums paid information to be material to its fairness analysis nor did it ever directly consider it in its determination of fairness.  Lincoln provided no opinion or recommendation to the Special Committee based on any of these updates.  For the foregoing reasons, the Company respectfully submits that including summaries as contemplated by Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A of the presentations dated August 5, August 16, and August 27 would be unnecessary and potentially misleading and is likely to cause confusion.

However, to supplement the disclosure, the Company has revised the disclosure within the section of the Second Amended Preliminary Proxy Statement entitled “Special Factors – Background of the Merger” on pages 25 – 27 to summarize briefly how the presentations dated August 5, 2024, August 16, 2024, and August 27, 2024, reflected updated premiums paid information.

3.
We reissue in part prior comment 17 in our letter dated February 21, 2025. We note that your revised disclosure on page 13 of the Schedule 13E-3 and this section of the Proxy Statement combined cover the beneficial ownership (or lack thereof) of all Schedule 13E-3 filing persons and the Company’s directors and named executive officers. However, apart from the Company’s directors and named executive officers, this disclosure still does not address the beneficial ownership of each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3. See the section entitled “Other Important Information Regarding the Parent Filing Parties” beginning on page 120 of the Proxy Statement.

RESPONSE: In response to the Staff’s comment, the Company and the other filing persons have revised the disclosures on pages 114, 115, 123 and 124 of the Second Amended Preliminary Proxy Statement and on page 13 of the Second Amended Schedule 13E-3 to reflect the beneficial ownership (or lack thereof) of all Schedule 13E-3 filing persons, the Company’s directors and executive officers and each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3.

Securities and Exchange Commission
March 27, 2025

We appreciate the Staff’s assistance in reviewing this response letter, the Second Amended Preliminary Proxy Statement and the Second Amended Schedule 13E-3. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to Atif I. Azher at (650) 251-5033 and William B. Brentani at (650) 251-5110.

Very truly yours,

/s/ Jeffery Craig
General Counsel and Corporate Secretary
NeueHealth, Inc.

cc:	Atif I. Azher
William B. Brentani
Simpson Thacher & Bartlett LLP

Daniel Breslin
Max Schleusener
Latham & Watkins LLP